Exhibit 1
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.
Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison Mines Corp. at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, telephone (416) 979-1991 (or by faxing a written request to (416) 979-5893), and are also available electronically at www.sedar.com.
Short Form Prospectus

New Issue	March 8, 2011
DENISON MINES CORP.
$64,965,000
18,300,000 Common Shares
$3.55 Per Common Share
This short form prospectus qualifies the distribution of 18,300,000 common shares (the “Offered Shares”) of Denison Mines Corp. (“Denison”) at a price of $3.55 per Offered Share (the “Offering”). The price for the Offered Shares offered under this short form prospectus was determined by negotiation between Denison and GMP Securities L.P. (together with Cormark Securities Inc. and Scotia Capital Inc., the “Co-Lead Underwriters”), on its own behalf and on behalf of the other Underwriters (as defined below).
The outstanding common shares of Denison (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex LLC exchange (“AMEX”) under the symbol “DNN”. On March 7, 2011, the last trading day prior to the filing of this short form prospectus, the closing price of the Common Shares on the TSX was $3.55 and on AMEX was US$3.64. The TSX has conditionally approved the listing of the Offered Shares to be distributed under this short form prospectus. Such listing is subject to Denison fulfilling all of the requirements of the TSX on or before May 27, 2011. Denison has applied to AMEX for approval of the listing of the Offered Shares to be distributed under this short form prospectus. Such listing approval will be subject to Denison fulfilling all of the requirements of AMEX.

			Net Proceeds to
	Price to Public	Underwriters’ Fee(1)	Denison(2)
Per Common Share	$3.55	$0.1775	$3.3725
Total	$64,965,000	$3,248,250	$61,716,750
Notes:

(1)
Denison has agreed to pay the Underwriters an aggregate fee (the “Underwriters’ Fee”) equal to 5.0% of the gross proceeds of the Offering, provided that no fees will be payable in respect of any Offered Shares sold to certain persons as agreed between Denison and the Underwriters.

(2)	Before deducting expenses of the Offering, estimated to be $500,000, which will be paid from the general funds of Denison and assuming that the Underwriters’ Fee is paid on all Offered Shares.
The Co-Lead Underwriters, together with Dundee Securities Ltd. and Raymond James Ltd. (collectively, the “Underwriters”), as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by Denison and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to approval of certain legal matters on behalf of Denison by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP.

Scotia Capital Inc. is an indirect wholly-owned subsidiary of The Bank of Nova Scotia, which is a lender to Denison. In addition, Cormark Securities Inc. (“Cormark”) has been retained by Denison to act as financial advisor in respect of a strategic review of its alternatives. Under this engagement, Cormark is entitled to a work fee and certain other transaction related fees. As part of this engagement, Cormark is acting as a financial advisor to Denison in respect of the proposed White Canyon Acquisition (as defined herein). Consequently, Denison may be considered to be a “connected issuer” of these Underwriters under applicable Canadian securities laws. See “Relationship Between Denison and Certain Underwriters”.
In the opinion of Blake, Cassels & Graydon LLP, counsel to Denison, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, on the basis of the applicable legislation in effect on the date hereof, and subject to the qualifications and assumptions discussed under the heading “Eligibility For Investment”, the Offered Shares, on the Closing Date (as defined herein), will be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans, registered education savings plans and tax-free savings accounts. See “Eligibility for Investment”.
An investment in Common Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors. The risks outlined in this short form prospectus and in the documents incorporated herein by reference should be carefully reviewed and considered by prospective investors. See “Risk Factors”.
Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Closing of the Offering is expected to occur on or about March 15, 2011 (the “Closing Date”). Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which otherwise might prevail in the open market. See “Plan of Distribution”.
The Underwriters propose to offer the Offered Shares initially at the offering price specified above. After a reasonable effort has been made to sell all of the Offered Shares at the price specified, the Underwriters may reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by Denison.
All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “United States dollars” or “US$”. On March 7, 2011, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$0.9738.
The head office and registered office of Denison is located at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT	1
FORWARD-LOOKING INFORMATION	1
CURRENCY AND EXCHANGE RATE INFORMATION	2
TECHNICAL INFORMATION	3
DOCUMENTS INCORPORATED BY REFERENCE	3
DENISON MINES CORP	4
RECENT DEVELOPMENTS	5
DESCRIPTION OF SECURITIES	6
CONSOLIDATED CAPITALIZATION	6
PRIOR SALES	7
PRICE RANGE AND TRADING VOLUME OF SECURITIES	7
USE OF PROCEEDS	7
PLAN OF DISTRIBUTION	8
RELATIONSHIP BETWEEN DENISON AND CERTAIN UNDERWRITERS	9
RISK FACTORS	10
AUDITORS, REGISTRAR AND TRANSFER AGENT OF DENISON	19
INTERESTS OF EXPERTS	19
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	19
AUDITORS’ CONSENT	20
CERTIFICATE OF DENISON	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

ELIGIBILITY FOR INVESTMENT
In the opinion of Blake, Cassels & Graydon LLP, counsel to Denison, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, provided the Common Shares remain listed on a designated stock exchange (including the TSX), the Offered Shares issuable hereunder would, if issued on the date hereof, generally be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (“TFSAs”).
The holder of a TFSA governed by a trust which holds any of the Offered Shares will be subject to a penalty tax if the holder does not deal at arm’s-length with Denison for the purposes of the Tax Act or if the holder has a “significant interest” (within the meaning of the Tax Act) in Denison or a corporation, partnership or trust with which Denison does not deal at arm’s-length for the purposes of the Tax Act. Generally a holder of a TFSA should not hold a significant interest in a corporation (including Denison) provided that neither the holder nor any one or more persons with whom the holder does not deal at arm’s length, alone or in any combination, directly or indirectly holds 10% or more of the issued shares of any class of shares in the capital stock of the corporation. For these purposes, specific rules may deem a holder to own shares of a corporation that are held by a partnership in which the holder is a member or by a trust of which the holder is a beneficiary. A holder of a TFSA will not generally hold a significant interest in a partnership or trust if neither the holder, nor any one or more persons with whom the holder does not deal at arm’s length, holds interests representing 10% or more of the fair market value of all the interests in the partnership or trust. Holders of TFSAs are advised to consult their own tax advisors in this regard.
FORWARD-LOOKING INFORMATION
Certain information contained in this short form prospectus and in certain documents incorporated by reference into this short form prospectus constitutes forward-looking information. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking information. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. This information speaks only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.
In particular, this short form prospectus and the documents incorporated by reference contain forward-looking information pertaining to the following:
•	the estimates of Denison’s mineral reserves and mineral resources;
•	estimates regarding Denison’s uranium and vanadium production levels and sales volumes;
•	Denison’s capital expenditure program, estimated production costs, exploration and development expenditures and reclamation costs;

•	the proposed acquisition of White Canyon Uranium Limited (“White Canyon”) by Denison;

•	Denison’s planned use of the proceeds of the Offering and other cash on hand;

•	expectations of market prices and costs;

•	supply and demand for uranium and vanadium;

•	possible impacts of litigation and regulatory actions on Denison;
•	exploration, development and expansion plans and objectives;
•	the possibility that KEPCO (as defined below) may subscribe for additional Common Shares;
•	Denison’s expectations regarding additions to its mineral reserves and resources through acquisitions and development; and
•	receipt of regulatory approvals and permits and licenses and treatment under governmental regulatory regimes.

Denison’s actual results could differ materially from those anticipated in this forward-looking information as a result of the following and as a result of the risk factors set forth below and elsewhere in this short form prospectus and the documents incorporated by reference herein:
•	volatility in market prices for uranium and vanadium;
•	the possibility that all of the conditions to the acquisition of White Canyon will not be satisfied, or that the acquisition of White Canyon will otherwise not occur;
•	potential changes in market or industry conditions that result in changes to Denison’s use of the proceeds of the Offering or capital program;

•	changes in foreign currency exchange rates and interest rates;

•	liabilities inherent in mining operations;

•	uncertainties associated with estimating mineral reserves and resources;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	delays in obtaining permits and licenses for development properties;
•	competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of acquisitions;

•	public resistance to the expansion of nuclear energy or uranium mining;

•	uranium industry competition and international trade restrictions;

•	geological, technical and processing problems;

•	the ability of Denison to meet its obligations to its creditors;

•	actions taken by regulatory authorities with respect to mining activities;

•	the potential influence of, or its reliance on, Denison’s business partners; and
•	the other factors discussed under “Risk Factors” in this short form prospectus.
These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future. See “Risk Factors — Risks Associated with Denison’s Business — Production Estimates” for a description of certain assumptions used by Denison in estimating its production for future periods.
The forward-looking information contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by these cautionary statements. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this short form prospectus to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
CURRENCY AND EXCHANGE RATE INFORMATION
References to “$” in this short form prospectus are to Canadian dollars. References in this short form prospectus to “US$” are to U.S. dollars. Denison’s financial statements are reported in U.S. dollars. On March 7, 2011 the Bank of Canada noon rate of exchange between Canadian dollars and U.S. dollars was US$1.00 = $0.9738.
The high, low and average noon rates of exchange for one U.S. dollar in terms of Canadian dollars for the nine months ended September 30, 2010 and for each of the years ended December 31, 2009 and 2008, as well as the noon exchange rates on the final day of each period, as reported by the Bank of Canada, were as follows:

	Nine Months Ended	Year Ended	Year Ended
	September 30, 2010	December 31, 2009	December 31, 2008
End of period	$1.0298	$1.0466	$1.2246
High	$1.0778	$1.3000	$1.2969
Low	$0.9961	$1.0292	$0.9719
Average(1)	$1.0356	$1.1420	$1.0660
Note:

(1)	Calculated as an average of the daily noon rates for each period.

This short form prospectus also includes references to “AU$”, which refers to Australian dollars.
TECHNICAL INFORMATION
The disclosure in this short form prospectus (including in the documents incorporated by reference) of a scientific or technical nature for Denison’s material properties is based on technical reports prepared for those properties in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and other information that has been prepared by or under the supervision of “qualified persons” under NI 43-101 and included in this short form prospectus with the consent of such persons. Other information has been prepared and included in this short form prospectus following review and verification by William C. Kerr, also a “qualified person” under NI 43-101. Mr. Kerr is the Vice President, Exploration of Denison and a Member of the Association of Professional Geoscientists of Ontario and the Association of Professional Engineers and Geoscientists of Saskatchewan. In addition to the NI 43-101 technical report for a mineral resource estimate on its Phoenix deposit, Wheeler River, Eastern Athabasca Basin, Northern Saskatchewan, prepared by SRK Consulting (Canada) Inc. (“SRK”) as of November 17, 2010 (the “Wheeler River Technical Report”) described herein, Denison’s other technical reports are individually identified and described in the AIF (as defined below). The technical reports have been filed on SEDAR and can be reviewed at www.sedar.com.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison, at its offices located at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (Telephone: (416) 979-1991 or by faxing a written request to (416) 979-5893) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com.
The following documents of Denison, which have been filed with the securities commissions or similar authorities in the provinces of Canada in which Denison is a reporting issuer, are specifically incorporated by reference into and form an integral part of this short form prospectus:
(a)	the annual information form of Denison dated March 19, 2010 for the year ended December 31, 2009 (the “AIF”);
(b)
the audited consolidated balance sheets of Denison as at December 31, 2009 and 2008 and the consolidated statements of operations, the consolidated statements of shareholders’ equity and comprehensive loss and the consolidated statements of cash flows for the years then ended, together with the report of the auditors thereon and the notes thereto;

(c)	management’s discussion and analysis of the financial condition and results of operations of Denison for the year ended December 31, 2009;
(d)
the unaudited interim consolidated balance sheet of Denison as at September 30, 2010 and the consolidated statements of operations, the consolidated statements of shareholders’ equity and comprehensive income (loss) and the consolidated statements of cash flows for the three and nine month periods ended September 30, 2010 and 2009 together with the notes thereto;

(e)	management’s discussion and analysis of the financial condition and results of operations of Denison for the three and nine month periods ended September 30, 2010;
(f)	the information circular of Denison dated March 22, 2010, relating to the annual meeting of Denison’s shareholders held on May 6, 2010;
(g)	the material change report of Denison dated November 26, 2010 relating to Denison’s private placement offering of special warrants to raise proceeds of $65,450,000;
(h)
the information under the heading “Recent Developments — Initial Resource Estimate Regarding the Phoenix Deposit at Denison’s Wheeler Property” in the short form prospectus of Denison dated December 16, 2010 (the “December Prospectus”); and

(i)	the material change report of Denison dated February 28, 2011 relating to the announcement of the Offering.

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Denison with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution are deemed to be incorporated by reference in this short form prospectus.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.
DENISON MINES CORP.
Denison, formerly International Uranium Corporation (“IUC”), was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA (the “DMI Arrangement”). Pursuant to the DMI Arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for IUC’s shares at a ratio of 2.88 common shares of IUC for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”
Denison conducts its business through a number of subsidiaries. A diagram depicting the organizational structure of Denison and its subsidiaries, including the name, country of incorporation and proportion of ownership interest as of December 31, 2009 is included as Exhibit 1 to the AIF.
Denison is a diversified, intermediate uranium producer with uranium production in the United States and development projects in the United States, Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa uranium mill in Utah and its 22.5% ownership of the McClean Lake uranium mill in Saskatchewan. Denison also produces vanadium (“V2O5”) as a co-product from some of its mines in Colorado and Utah and processes uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at Denison’s White Mesa mill.
Denison owns interests in a portfolio of exploration projects, including the Wheeler River property, along with other properties in close proximity to its mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the south western United States. Denison is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide in concentrates (“U3O8”) and uranium hexafluoride (“UF6”). Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division.
For a detailed description of the business of Denison, please refer to “General Development of the Business” and “Denison’s Business” in the AIF.

RECENT DEVELOPMENTS
Since September 30, 2010, the following notable events have taken place within Denison’s business.
Initial Resource Estimate Regarding the Phoenix Deposit at Denison’s Wheeler Property
On November 25, 2010, Denison filed the Wheeler River Technical Report. A summary of the Wheeler River Technical Report on the Wheeler River property is contained under the heading “Recent Developments — Initial Resource Estimate Regarding the Phoenix Deposit at Denison’s Wheeler Property” contained in the December Prospectus, which disclosure is incorporated by reference herein.
Offering of Special Warrants and Issuance of Common Shares
On December 9, 2010, Denison completed an offering (the “Special Warrant Offering”) of 25,000,000 special warrants at a price of $2.45 per special warrant and 1,400,000 special warrants issued on a “flow-through” basis under the Tax Act at a price of $3.00 per flow-through special warrant (collectively, the “Special Warrants”) for gross aggregate proceeds of $65,450,000. Each Special Warrant entitled the holder thereof to receive, upon exercise or deemed exercise of the Special Warrant and without payment of any additional consideration, and subject to adjustment in certain circumstances, one Common Share (a “Special Warrant Share”) at any time prior to the earlier of: (i) 5:00 p.m. (Toronto time) on April 10, 2011, being the date that is four months and one day following the closing date of the Special Warrant Offering; and (ii) the third business day after the date on which a receipt for a (final) prospectus was received by Denison qualifying the distribution of the Special Warrant Shares.
On December 16, 2010, Denison received a receipt for the prospectus pursuant to which the Special Warrant Shares were qualified for distribution. As a result, all Special Warrants were deemed to be exercised on December 23, 2010 resulting in the issue of 26,400,000 Special Warrant Shares to the holders of the Special Warrants.
In accordance with an existing agreement between Denison and its largest shareholder, Korea Electric Power Corporation (“KEPCO”), KEPCO was entitled to subscribe for additional Common Shares in an amount that would allow it to maintain its existing shareholding level in Denison after the Special Warrant Offering. KEPCO elected not to subscribe for additional Common Shares under this right.
The net proceeds received by Denison, after deducting the expenses of the Special Warrant Offering and the qualification of the Special Warrant Shares and the underwriters’ fee, was approximately $61,677,500. Denison plans to use the net proceeds of the Special Warrant Offering for the exploration and development of its uranium properties, including the McClean Lake, Midwest, Gurvan Saihan Joint Venture, Mutanga and Pinenut projects, and for general working capital purposes. Denison agreed to use the proceeds from the Special Warrants issued on a “flow-through” basis under the Tax Act to incur eligible Canadian exploration expenses that qualify as Canadian exploration expenses and “flow-through mining expenditures” for purposes of the Tax Act and which will be renounced in favour of the holders with an effective date of no later than December 31, 2010. Receipt of the net proceeds of the Offering will not have any material effect on the use of the net proceeds of the Special Warrant Offering as disclosed in the December Prospectus.
2010 Production and Sales
On January 31, 2011, Denison announced that its uranium production in 2010 was 1.4 million pounds U3O8 from its U.S. operations and its 22.5% share of production from the McClean Lake operation in the Athabasca basin in Canada. Vanadium production totalled 2.3 million pounds V2O5 from its White Mesa mill in Utah.
Uranium sales in 2010 totalled 1.8 million pounds U3O8 at an average realized price of US$47.67 per pound U3O8. Vanadium sales in 2010 were 2.4 million pounds V2O5 equivalent, at an average realized price of US$6.33 per pound V2O5.

Proposed Acquisition of White Canyon Uranium Limited
On February 22, 2011, Denison announced that it had entered into a Bid Implementation Agreement with White Canyon under which Denison agreed to make a takeover offer to acquire 100% of the issued and outstanding shares of White Canyon at a price of AU$0.24 per share for a total consideration of approximately AU$57.0 million ($56.6 million) (the “White Canyon Acquisition”).
Denison’s offer for White Canyon is subject to a number of conditions, including the requirement that Denison acquires a relevant interest in at least 90% of White Canyon’s share capital on issue during, or at the end of, the offer period, receipt of all necessary regulatory approvals and there being no material adverse change or prescribed occurrence in respect of White Canyon. Denison is entitled to vary the terms of its offer, subject to applicable law. Denison expects that the White Canyon Acquisition will be completed in the second quarter of 2011.
White Canyon is a Perth, Western Australia headquartered company, with listings on both the Australian Securities Exchange and the TSX Venture Exchange. White Canyon’s U.S. operations are based in Moab, Utah and its holdings comprise 100% interests in the Thompson, Daneros, Lark Royal, Geitus, Blue Jay and Marcy Look Projects, covering approximately 15,500 acres in the Red Canyon district, Southern, Utah. White Canyon commenced uranium production in December 2009 from its 100% owned Daneros Uranium Mine, which uranium is currently processed at Denison’s nearby White Mesa mill pursuant to a toll milling arrangement.
Denison’s management believes that the White Canyon Acquisition will fit well into its growth strategy in the United States as the acquisition is expected to provide Denison additional control over its milling schedules and uranium production and will establish Denison in a new, fourth mining district, near its White Mesa mill, which has significant potential for immediate resource growth.
DESCRIPTION OF SECURITIES
Denison is authorized to issue an unlimited number of Common Shares. The holders of Common Shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of Denison, to receive such dividends as the Board of Directors of Denison declares and to share equally in the assets of Denison remaining upon the liquidation, dissolution or winding up of Denison after the creditors of Denison have been satisfied.
CONSOLIDATED CAPITALIZATION
As of March 7, 2011, and prior to the issue of the Offered Shares, a total of 366,360,915 Common Shares are issued and outstanding. After the issuance of the Common Shares, Denison will have 384,660,915 Common Shares issued and outstanding.
Other than with respect to the issuance of the 26,400,000 Common Shares underlying the Special Warrants on December 23, 2010 (which added $61,677,500 to common share capital) and the proposed issuance of the Offered Shares (which will add $61,716,750 to common share capital), since September 30, 2010 there have been no material changes to Denison’s share and loan capital on a consolidated basis.
In addition, pursuant to an existing strategic relationship agreement among Denison, KEPCO, and a subsidiary of KEPCO, in the case of an equity financing by Denison that raises $10 million or more (which would include the Offering), KEPCO is entitled (but is not required) to subscribe for additional Common Shares following completion of such a financing in an amount that would allow it to maintain its existing shareholding level in Denison. KEPCO currently holds approximately 15.83% of the outstanding Common Shares. KEPCO will be entitled under this right to subscribe for approximately 3,442,000 Common Shares at a subscription price of $3.55 per share. If KEPCO determines to proceed with the additional subscription (the “KEPCO Placement”), it must inform Denison prior to the date that is five business days following the closing of the Offering. The KEPCO Placement would be completed within 45 days of the date that initial notice of the Offering was provided to KEPCO, with such notice being provided on February 23, 2011. To date, KEPCO has not notified Denison as to whether it will subscribe for additional Common Shares under this right.

PRIOR SALES
During the 12-month period leading up to the filing of this short form prospectus, the only other issuances of Common Shares or securities convertible or exchangeable into Common Shares by Denison were (a) the issuance of 26,400,000 Special Warrants on December 9, 2010 and the issuance of 26,400,000 Special Warrant Shares on the deemed exercise of the Special Warrants on December 23, 2010 as described under “Recent Developments — Offering of Special Warrants and Issuance of Common Shares”, and (b) the issuances of the following Common Shares upon the exercise of stock options by the holders thereof:

	Number of Common
Date of Transaction	Shares Issued	Exercise Price
November 2010	22,500	$2.04
December 2010	1,000	$1.41
December 2010	56,750	$2.04
January 2011	5,000	$2.01
January 2011	111,750	$2.04
February 2011	43,500	$2.04
PRICE RANGE AND TRADING VOLUME OF SECURITIES
The Common Shares are listed and posted for trading on the TSX under the symbol “DML”. The following table sets forth certain trading information in respect of the Common Shares from March 2010 to March 7, 2011 as reported by the TSX (according to Bloomberg):

Month	Price Range (C$)	Trading Volume
2010
March	$1.37 - $1.69	13,816,815
April	$1.46 - $1.78	25,390,565
May	$1.28 - $1.65	15,041,244
June	$1.25 - $1.44	7,579,687
July	$1.15 - $1.67	26,722,633
August	$1.40 - $1.60	10,135,853
September	$1.45 - $1.83	19,944,065
October	$1.68 - $2.28	47,259,881
November	$2.16 - $3.38	102,704,555
December	$3.13 - $3.65	80,520,341
2011
January	$2.80 - $3.76	54,396,080
February	$3.52 - $4.44	60,590,219
March (1-7)	$3.50 - $3.84	10,695,840
On March 7, 2011, the last trading day prior to the filing of this short form prospectus, the closing price of the Common Shares on the TSX was $3.55.
USE OF PROCEEDS
The net proceeds received by Denison, after deducting the estimated expenses of the Offering of approximately $500,000 and the Underwriters’ Fee of $3,248,250 (assuming that the Underwriters’ Fee is paid on all Offered Shares), will be approximately $61,216,750.
The net proceeds of the Offering, when taken together with (a) the net proceeds of the Special Warrant Offering in the amount of approximately $61,250,000 and (b) other cash on hand in the amount of approximately $25,682,000, will result in Denison having a cash position of approximately $148,148,750 following the closing of the Offering.

Specific plans for a portion of the funds include:
•
using approximately US$28.9 million to fund Denison’s 2011 exploration and development programs, which are comprised of (i) exploration and development on Denison’s Wheeler River, McClean Lake, Moore Lake, Hatchet Lake, Bell Lake, Midwest, Beaver, and Pinenut uranium properties in North America (approximately US$15.3 million), the Mutanga project in Zambia (approximately US$6.2), and the Gurvan Saihan Joint Venture in Mongolia (approximately US$7.4 million); and

•
using approximately $60.1 million to finance (i) the $56.6 million purchase price of the ordinary shares of White Canyon, (ii) the expenses related to the White Canyon Acquisition and (iii) expenditures for increasing White Canyon production, if the White Canyon Acquisition is completed.

Cash available in excess of the uses above is expected be used to achieve Denison’s long term goal of achieving production of 10.0 million pounds of U3O8 per year by 2020, including future exploration and development on its current uranium properties, to pursue other business development opportunities that may arise but which have not yet been identified at this time, and for general working capital purposes. Denison’s expected capital expenditures beyond 2011 have not yet been specifically determined, and will depend on market conditions and the results of the success of its exploration and development activities in 2011.
The Offering is likely to be completed before the completion of the White Canyon Acquisition, and is not conditional on the White Canyon Acquisition proceeding. If the White Canyon Acquisition is not completed for any reason, Denison will use any funds it holds in excess of the amount of its current capital program to fund the future exploration and development of its uranium properties, and may seek other business opportunities that have not been identified or considered at this time.
Due to the nature of the mining industry, budgets are regularly reviewed in light of the success of expenditures and other opportunities which may become available to Denison. Potential investors are cautioned that notwithstanding Denison’s current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of funds may be necessary or where a change in Denison’s capital expenditure program may be appropriate. While Denison anticipates that it will spend the funds available to it as set forth above, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary, depending on future operations on Denison’s properties or unforeseen events.
PLAN OF DISTRIBUTION
Subject to the terms and conditions of an underwriting agreement (the “Underwriting Agreement”) dated as of March 1, 2011 among Denison and the Underwriters, Denison has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from Denison, as principals, on the Closing Date, a total of 18,300,000 Offered Shares at a price of $3.55 per share for total consideration of $64,965,000 payable to Denison against delivery of the Offered Shares. In connection with the Offering, Denison will pay the Underwriters a fee of $0.1775 per Offered Share, provided that no fees will be payable in respect of any Offered Shares sold to certain persons as agreed between Denison and the Underwriters. The price of the Offered Shares offered hereunder was determined by negotiation between Denison and GMP Securities L.P., on its own behalf and on behalf of the other Underwriters.
Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Under the terms of the Underwriting Agreement, the obligations of the Underwriters are several and not joint and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Offered Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Offered Shares. The Underwriters are, however, obligated to take up and pay for all the Offered Shares offered by this short form prospectus if any are purchased under the Underwriting Agreement, subject to certain exceptions. Denison has agreed to indemnify the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities.
The TSX has conditionally approved the listing of the Offered Shares to be distributed under this short form prospectus. Such listing is subject to Denison fulfilling all of the requirements of the TSX on or before May 27, 2011. Denison has applied to AMEX for approval of the listing of the Offered Shares, to be distributed under this short form prospectus. Such listing approval will be subject to Denison fulfilling all of the requirements of AMEX.
Denison has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Without affecting the firm obligation of the Underwriters to purchase 18,300,000 Offered Shares from Denison at a price of $3.55 per Offered Share in accordance with the Underwriting Agreement, after the Underwriters have made reasonable efforts to sell all of the Offered Shares offered hereby at the price specified herein, the offering price to the public may be decreased and further changed from time to time to an amount not greater than the offering price specified herein. In the event the offering price of the Offered Shares is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to Denison for the Offered Shares. Any such reduction will not affect the proceeds received by Denison. The Underwriters will inform Denison if the offering price to the public is decreased.
Denison has agreed not to issue any additional Common Shares or financial instruments convertible or exchangeable into Common Shares or agree to become bound to do so, or disclose to the public any intention to do so for a period ending 90 days following the Closing Date without the prior consent of the Co-Lead Underwriters, such consent not to be unreasonably withheld. This restriction will not apply to (a) the grant or exercise of stock options and other similar issuances pursuant to Denison’s stock option plan and other share compensation arrangements; (b) the exercise of outstanding warrants or convertible debt; (c) Common Shares which may be issuable to KEPCO pursuant to its share purchase right described under the heading “Consolidated Capitalization”, and (d) Common Shares issued pursuant to transactions or proposed transactions that had been disclosed to the public on or prior to February 22, 2011.
The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, and, accordingly, may not be offered or sold within the United States (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement enables the Underwriters to offer the Offered Shares for sale directly by Denison to certain institutional “accredited investors” that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act in the United States on a substituted purchaser basis pursuant to Rule 506 of Regulation D under the U.S. Securities Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act.
In addition, until 40 days after the commencement of the Offering, any offer or sale of Offered Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an applicable exemption from the registration requirements of the U.S. Securities Act.
RELATIONSHIP BETWEEN DENISON AND CERTAIN UNDERWRITERS
Scotia Capital Inc. is an indirect wholly-owned subsidiary of The Bank of Nova Scotia, which is a lender to Denison in respect of its credit facility (the “Credit Facility”). As a result, Denison may be considered to be a “connected issuer” of this Underwriter under applicable Canadian securities laws. As of March 7, 2011, Denison had no outstanding indebtedness under the Credit Facility. Denison is in compliance with all material terms of the agreements governing the Credit Facility. As of such date, Denison is using approximately $[21.9] million under the Credit Facility as collateral for certain letters of credit.
In addition, Cormark has been retained by Denison to act as financial advisor in respect of a strategic review of its alternatives. Under this engagement, Cormark is entitled to a work fee and certain other transaction related fees. As part of this engagement, Cormark is acting as a financial advisor to Denison in respect of the proposed White Canyon Acquisition. Consequently, Denison may be considered to be a “connected issuer” of Cormark under applicable Canadian securities laws. The net proceeds of the Offering will not be applied for the benefit of Cormark Securities Inc.
The decision to distribute the Offered Shares and the determination of the terms of the distribution were made through negotiations between Denison and the Co-Lead Underwriters. The Bank of Nova Scotia did not have any involvement in such decision or determination but has been advised of the Offering and its terms. As a consequence of the Offering, each of Scotia Capital Inc. and Cormark Securities Inc. will receive its respective share of the Underwriters’ Fee.

RISK FACTORS
An investment in the Offered Shares is highly speculative and subject to a number of risks. Prospective investors in the Common Shares should carefully consider the information described in this short form prospectus as well as information under the heading “Risk Factors” in the AIF, which is incorporated herein by reference. These risk factors, together with all other information included or incorporated by reference in this short form prospectus, including information contained in the section “Forward Looking Information”, should be carefully reviewed and considered by investors. In addition, an investor should carefully consider the following risk factors.
Risks Associated with the Offering
Market Price of Shares
There can be no assurance that an active market for the Common Shares will be sustained. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison may be limited if investment banks with research capabilities do not follow Denison’s securities; lessening in trading volume and general market interest in Denison’s securities may affect an investor’s ability to trade significant numbers of securities of Denison; the size of Denison’s public float may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of Denison does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of Denison may decline below the Offering price. If an active market does not develop, investors may lose their entire investment in the Offered Shares. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Dilution from Further Equity Financings
If Denison raises additional funding by issuing additional equity securities, future offerings of Common Shares, or securities convertible into Common Shares may be made at offering prices substantially lower than the price at which the Offered Shares are being offered hereunder. Such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.
Discretion Regarding Use of Proceeds
If the White Canyon Acquisition is completed at the current price per share, Denison plans to use approximately $56.6 million toward the purchase price of the shares of White Canyon. However, there is no guarantee that the White Canyon Acquisition will be completed. Denison’s obligation to make the offer to White Canyon’s securityholders and to take up and pay for shares is subject to certain conditions in Denison’s favour, including there being no material adverse change to White Canyon’s business. In addition, certain events outside Denison’s control may prevent the White Canyon Acquisition from being completed, including the failure of the required percentage of White Canyon shareholders to tender to the bid, the failure to receive an independent expert report as to the fairness and reasonableness of the bid, and a failure of Denison and White Canyon to obtain all necessary regulatory approvals to the transaction.

If the White Canyon Acquisition is not completed for any reason, Denison’s management intends to use the net proceeds for the purposes stated under the heading “Use of Proceeds”, including funding Denison’s 2011 capital program. However, Denison’s management will have considerable discretion with respect to the use of the funds, and may use it for other purposes if circumstances change or if Denison identifies other opportunities or uses for the funds, including other acquisitions or potential changes in its capital programs that may arise.
Risks Associated with Denison’s Business
Current Global Financial Conditions
Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favourable to Denison. If these increased levels of volatility and market turmoil continue, Denison’s operations could be adversely impacted and the trading price of the Common Shares could continue to be adversely affected.
Volatility and Sensitivity to Market Prices
Because the majority of Denison’s revenues are derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the market price of the Common Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.
With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.
Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
Ability to Maintain Obligations Under Credit Facility and Other Debt
Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control, that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI, and by the property of Denison’s material U.S. subsidiaries. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.

Conversion to International Financial Reporting Standards (“IFRS”) from Canadian Generally Accepted Accounting Principles (“GAAP”)
Denison is in the process of converting its basis of accounting from Canadian GAAP to IFRS. The first financial reporting period to be prepared on the revised basis of accounting will be the first quarter 2011. As part of the conversion process, Denison is currently calculating the IFRS opening balance sheet adjustments as at January 1, 2010, the date of transition to IFRS. The most significant adjustments are expected to result from differences in the accounting requirements for the recognition and measurement of long-lived asset impairments, primarily in relation to mineral properties, the related deferred tax adjustments and goodwill. The overall effect of the adjustments is expected to give rise to a material decrease in long-lived asset carrying values in the January 1, 2010 IFRS balance sheet compared to the previously disclosed Canadian GAAP balance sheet as at that date.
Public Acceptance of Nuclear Energy and Competition from Other Energy Sources
Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of uranium mining companies from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.
Competition for Properties
Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. Denison may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that Denison will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.
Replacement of Mineral Reserves and Resources
Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, Arizona Strip, Colorado Plateau, Henry Mountains, Gurvan Saihan Joint Venture, Mutanga and Dibwe projects, as described in the AIF, are Denison’s sources of uranium concentrates. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be, or that they will be able to replace production.

Imprecision of Mineral Reserve and Resource Estimates
Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.
Decommissioning and Reclamation
As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as Denison remains an owner thereof, Denison is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of Denison’s reclamation obligations are bonded, and cash and other assets of Denison have been reserved to secure this bonded amount. Although Denison’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on Denison’s financial statements.
Decommissioning plans for Denison’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, but not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.
Technical Innovation and Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.
Property Title Risk
In connection with the Offering, Denison arranged for reports to be provided by its counsel to the Underwriters with respect to Denison’s ownership interests in the properties and mines that comprise the Arizona Strip, the Bullfrog and Tony M deposits which comprises part of the Henry Mountains Complex, the Colorado Plateau deposits, the Mutanga project, as well as Denison’s ownership interest in the McClean Lake, Midwest and Wheeler River mineral properties. Such reports were based upon publicly available information and did not constitute definitive opinions with respect to Denison’s interest to such properties, and indicate some reservations with respect to Denison’s interests.

The validity of unpatented mining claims on U.S. public lands is sometimes difficult to confirm and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, Denison’s U.S. properties are subject to various title uncertainties which are common to the industry or the geographic location of such claims, with the attendant risk that there may be defects in its title. In addition, the United States Bureau of Land Management (“BLM”) has proposed that certain lands around the Grand Canyon National Park, including the lands on which Denison’s Arizona Strip mines are located, be withdrawn by Congress from location and entry under the mining laws, and is in the process of conducting various studies and analyses to support a final decision on whether or not to proceed with a withdrawal of all or a portion of those lands. If any lands are withdrawn, no new mining claims may be filed on the lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the resource constitutes the discovery of a valuable mineral deposit. Denison believes that its material Arizona Strip projects are on valid mining claims that would withstand a mineral examination. Further, certain of those projects have approved plans of operations which, absent modification, would not require a mineral examination. However, there can be no guarantee that, if lands are withdrawn and a mineral examination is performed, the mineral examination would not result in one or more of Denison’s mining claims being considered invalid, which could prevent a project from proceeding.
There is also a risk that Denison’s title to, or interest in, its properties outside the United States may be subject to defects or challenges. This may be true particularly in countries outside North America, where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves or its long term business prospects.
Production Estimates
Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; the accuracy of estimated rates and costs of mining and processing; and assumptions as to future commodity prices.
Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; unexpected labour shortages or strikes; and varying conditions in the commodities markets.
Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis. Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.
Dependence on Issuance of Licence Amendments and Renewals
Denison maintains regulatory licences in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for Denison to operate in compliance with applicable laws and regulations. In addition, depending on Denison’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While Denison has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.
Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new reserves.
Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.
Governmental Regulation and Policy Risks
Denison’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.
Failure to Realize Benefits of White Canyon Acquisition and Future Acquisitions
Denison may not realize the benefits it expects if it completes the White Canyon Acquisition. Based on its due diligence and review of White Canyon’s business, it expects that White Canyon’s business will be complementary to its own business, as described under the heading “Recent Developments — Proposed Acquisition of White Canyon Uranium Limited”, and has based its offer price for the White Canyon Shares on its understanding of White Canyon’s business. However, Denison may find undisclosed liabilities or other negative business factors that may negatively effect the attractiveness of White Canyon and its properties, or their value to Denison. In addition, Denison may not be as successful in integrating White Canyon’s properties and operations into its own business as it expects. These risks apply to other acquisitions in the future that Denison may decide to pursue. Denison may not realize the anticipated benefits of such future acquisitions or realize the full value of the consideration paid to complete the acquisition.
Operations in Foreign Jurisdictions
Denison owns uranium properties directly and through joint venture interests and is undertaking uranium development programs in Mongolia and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of Denison’s interest in these assets. As an example, in July 2009, the Parliament of Mongolia enacted the Nuclear Energy Law of Mongolia (the “New Law”), which granted authority to the Mongolian Nuclear Energy Agency and created a framework for all aspects of uranium resource development in Mongolia.

There are a number of provisions under the New Law that could significantly adversely affect the Gurvan Saihan Joint Venture in Mongolia (“GSJV”), in which Denison holds a 70% interest, including restrictions on the ability of a licensee to transfer its licences or interests in its uranium properties, and the ability of the Government of Mongolia to acquire a 34% to 51% interest, depending on the amount of historic exploration on the property that was funded by the Government of Mongolia, in each uranium property at no cost to the Government. Denison is currently engaged with industry groups and trade representatives in Mongolia to determine how the New Law could be applied in practice. Discussions are also underway between industry groups and the Mongolian Government in an effort to have the Government amend some of these provisions. At this time, it is not clear how the Mongolian Government will apply the New Law to the GSJV, in light of the existing Mineral Agreement between the GSJV and the Government of Mongolia, or to licences held by the GSJV that are not subject to the Mineral Agreement.
In addition, Denison may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. Denison may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.
Environmental, Health and Safety Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.
Although Denison believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of Denison to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.
Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.
Aboriginal Title and Consultation Issues
First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to Denison’s properties.

Capital Intensive Industry; Uncertainty of Funding
The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium and vanadium markets, a claim against Denison, a significant disruption to Denison’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that Denison will be successful in obtaining required financing as and when needed on acceptable terms.
Dependence on Key Personnel and Qualified and Experienced Employees
Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success will also depend on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.
Potential Influence of KEPCO
As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to board representation. Provided KEPCO holds over 15% of Denison’s Common Shares, it is entitled to nominate two directors for election to the Board at any shareholder meeting, and as long as it holds between 5% and 15% of Denison’s Common Shares, it will be entitled to nominate one director.
KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate directors may give KEPCO significant influence on decisions made by Denison’s Board. Although KEPCO’s director nominees will be subject to duties under the Business Corporations Act (Ontario) to act in the best interests of Denison as a whole, KEPCO’s director nominees are likely to be employees of KEPCO and may give special attention to KEPCO’s interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison’s other shareholders, including, as a result of, its business relationship with Denison.
Denison’s agreement with KEPCO also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.
Indemnities
As part of a reorganization in 2004, DMI acquired from Denison Energy Inc. (“Denison Energy”) all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this short form prospectus or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.

AUDITORS, REGISTRAR AND TRANSFER AGENT OF DENISON
The auditors of Denison are PricewaterhouseCoopers LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario and they are independent of Denison within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.
The registrar and transfer agent for the common shares of Denison is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.
INTERESTS OF EXPERTS
Certain legal matters relating to the securities offered hereunder will be passed upon by Blake, Cassels & Graydon LLP on behalf of Denison and Cassels Brock & Blackwell LLP on behalf of the Underwriters. As of the date of this short form prospectus, the partners and associates of these firms, each as a group, beneficially own, directly or indirectly, less than 1% of the Common Shares.
The persons or companies that have prepared reports relating to Denison’s mineral properties that are referenced in this short form prospectus or documents incorporated by reference herein are Lawrence B. Cochrane, Ph.D., P.Eng Luke Evans, M.Sc., P.Eng., Neil N. Gow, P.Geo., James W. Hendry, P.Eng., Leo R. Hwozdyk, P.Eng., Christopher Moreton, Ph.D, P.Geo, Thomas C. Pool, P.E., William E. Roscoe, Ph. D., P. Eng., David A. Ross, P. Geo., Richard E. Routledge, M.Sc., P.Geo. and Douglas H. Underhill, Ph.D., C.P.G. of Scott Wilson Roscoe Postle Associates Inc.; Michel Dagbert, P.Eng. of Geostat Systems International Inc.; Malcolm Titley, B.Sc., MAusIMM, MAIG, of CSA Global (UK) Ltd.; and Gilles Arseneau, Ph.D., P.Geo. and Cliff Revering, P.Eng. of SRK. As at the date hereof, each of the aforementioned individuals, the directors, officers and employees in the aggregate, as applicable, of each of Scott Wilson Roscoe Postle Associates Inc., Geostat Systems International Inc., CSA Global (UK) Ltd. and SRK, and each of such companies beneficially own, directly or indirectly, less than 1% of the common shares of Denison.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT
We have read the short form prospectus of Denison Mines Corp. (“Denison”) dated March 8, 2011 relating to the qualification for distribution of 18,300,000 common shares of Denison (the "Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the Prospectus of our report to the shareholders of Denison on the consolidated balance sheets of Denison as at December 31, 2009 and 2008 and the consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years then ended and effectiveness of internal control over financial reporting as at December 31, 2009. Our report is dated March 11, 2010.
(signed) “PricewaterhouseCoopers LLP”
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 8, 2011

CERTIFICATE OF DENISON
Dated: March 8, 2011
This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada, other than Quebec.
Denison Mines Corp.

By: (signed) “Ron F. Hochstein”	By: (signed) “James R. Anderson”
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
On behalf of the Board of Directors of Denison Mines Corp.

By: (signed) “John H. Craig”	By: (signed) “Catherine J.G. Stefan”
Director	Director

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CERTIFICATE OF THE UNDERWRITERS
Dated: March 8, 2011
To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada, other than Quebec.

GMP SECURITIES L.P.	CORMARK SECURITIES INC.	SCOTIA CAPITAL INC.

By: (signed) “Mark Wellings”	By: (signed) “Marc Murnaghan”	By: (signed) “Jeff Richmond”

DUNDEE SECURITIES LTD.	RAYMOND JAMES LTD.

By: (signed) “David G. Anderson”	By: (signed) “David Greifenberger”

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